UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Li-Cycle Holdings Corp.

(Name of Issuer)

Common shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

Koch, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) ceased to own equity interests, directly or indirectly, of Spring Creek Capital, LLC (“Spring Creek”) and Wood River Capital, LLC (“Wood River”), and Koch, Inc. became the indirect ultimate parent company of Spring Creek, Wood River and KII. Accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any common shares, no par value (the “Public Shares”), of Li-Cycle Holdings Corp. (the “Issuer”) held by Spring Creek and Wood River.

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1	NAMES OF REPORTING PERSONS Spring Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,720 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,720 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,720 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 6,720 Public Shares held by Spring Creek.
(2)

The number of Public Shares reported as beneficially owned by Spring Creek as stated in the Schedule 13D filed on December 22, 2023 incorrectly identified a number of Public Shares which may be issued upon conversion of the Convertible Notes (as defined and described in Items 3 and 6) as held by Spring Creek. Instead, such Public Shares were previously transferred by Spring Creek to Wood River pursuant to the Joinder Agreement (as defined in Item 3) on May 1, 2023.

(3)

Calculated using 22,495,754 Public Shares deemed outstanding as of June 3, 2024, including 22,495,754 Public Shares outstanding as of June 4, 2024, as set forth in the Issuer’s 8-K filed with the SEC on June 4, 2024.

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1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,111,120 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents 1,111,120 Public Shares which may be issuable to Wood River upon conversion of the Convertible Notes based on the outstanding principal amount of $114,689,298, as of the date hereof, without giving effect to accrued and unpaid interest, which may be payable in-kind at the Issuer’s option at subsequent semi-annual interest payment dates.

(2)

Calculated using 23,606,874 Public Shares deemed outstanding as of June 3, 2024, including (i) 22,495,754 Public Shares outstanding as of June 4, 2024, as set forth in the Issuer’s 8-K filed with the SEC on June 4, 2024, and (ii) 1,111,120 Public Shares issuable upon conversion of the Convertible Notes.

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1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,117,840 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,117,840 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,840 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 1,111,120 Public Shares issuable upon conversion of the Convertible Notes held by Wood River and (ii) 6,720 Public Shares held by Spring Creek. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.’s indirect beneficial ownership of Spring Creek and Wood River.

(2)

Calculated using 23,606,874 Public Shares deemed outstanding as of June 3, 2024, including (i) 22,495,754 Public Shares outstanding as of June 4, 2024, as set forth in the Issuer’s 8-K filed with the SEC on June 4, 2024, and (ii) 1,111,120 Public Shares issuable upon conversion of the Convertible Notes.

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Explanatory Note

This Amendment No. 1 to a Statement on Schedule 13D (this “Schedule 13D Amendment”) relates to the common shares, no par value (the “Public Shares”), of Li-Cycle Holdings Corp., an Ontario corporation (the “Issuer”), and amends and restates the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on December 22, 2023 (as amended and restated by this Amendment, the “Schedule 13D”).

The filing of this Schedule 13D Amendment and the information contained in the Schedule 13D shall not be construed as an admission that any of SCC Holdings, LLC (“SCC”), KIM, LLC (“KIM”), Koch Investments Group, LLC (“KIG”), Koch Investments Group Holdings, LLC (“KIGH”), Koch Companies, LLC (“KCLLC”), or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Public Shares of the Issuer. The Issuer’s principal executive offices are located at 207 Queen’s Quay West, Suite 590, Toronto, Ontario M5J 1A7. The Public Shares are listed on NYSE and trade under the symbol “LICY.”

Item 2.	Identity and Background

This Schedule 13D Amendment is being filed jointly by Spring Creek, Wood River, SCC, KIM, KIG, KIGH, KCLLC, Koch, Inc., and Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) Spring Creek and Wood River are both Delaware limited liability companies and are subsidiaries of SCC Holdings. Spring Creek and Wood River are both principally engaged in the business of investing in other companies.

(2) SCC Holdings is a Delaware limited liability company and a subsidiary of KIM. SCC Holdings is principally engaged as a holding company for Spring Creek and Wood River.

(3) KIM is a Delaware limited liability company and a subsidiary of KIG. KIM is principally engaged as a holding company for SCC.

(4) KIG is a Delaware limited liability company and a subsidiary of KIGH. KIG is principally engaged as a holding company for KIM.

(5) KIGH is a Delaware limited liability company and a subsidiary of KCLLC. KIGH is principally engaged as a holding company for KIG.

(6) KCLLC is a Delaware limited liability company and a subsidiary of Koch, Inc. KCLLC is principally engaged as a holding company for KIGH.

(7) Koch, Inc. is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.

(8) KII is a Kansas limited liability company that is principally engaged as a holding company of certain companies indirectly owned by Koch, Inc.

Spring Creek and Wood River are beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, KIGH, KIG, KIM, and SCC may be deemed to beneficially own the Public Shares held by Spring Creek and Wood River by virtue of (i) Koch, Inc.’s beneficial ownership of KCLLC, (ii) KCLLC’s beneficial ownership of KIGH, (iii) KIGH’s beneficial ownership of KIG, (iv) KIG’s beneficial ownership of KIM, (v) KIM’s beneficial ownership of SCC and (vi) SCC’s beneficial ownership of Spring Creek and Wood River.

As a result of an internal reorganization, the filing of this Schedule 13D Amendment represents the final amendment to the Schedule 13D for KII and constitutes an exit filing for KII.

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The filing of this Schedule 13D Amendment shall not be construed as an admission that any of KIGH, KIG, KIM, SCC, KCLLC, Koch, Inc. or KII is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D Amendment.

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 29, 2021, Spring Creek entered into a note purchase agreement (the “Note Purchase Agreement”) with the Issuer relating to the issuance and sale of the Convertible Notes (as defined in Item 6) for $100,000,000 in cash. On May 1, 2022, Spring Creek entered into a joinder agreement with Wood River and the Issuer (the “Joinder Agreement”), pursuant to which Spring Creek assigned its interest in the Convertible Notes to Wood River and Wood River became bound by the Note Purchase Agreement.

The acquisition of the original Convertible Note was funded with the working capital of KII.

Item 4.	Purpose of Transaction

The response set forth in Item 3 hereof is incorporated by reference in its entirety.

The Reporting Persons acquired the Issuer’s securities for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine (1) to dispose of all or a portion of the securities of the Issuer owned by them or (2) to take any other available course of action.

The Reporting Persons are in discussions with members of the Issuer’s management and board of directors, other stakeholders (including Glencore Limited), and other persons regarding matters relating to the business, affairs and operations of the Issuer and/or its subsidiaries, including discussing various potential financial and strategic alternatives regarding the Issuer and its subsidiaries. As a result of these discussions, one or more of the Reporting Persons or their affiliates may suggest or take a position (or support other shareholders’ proposals or positions) with respect to (1) potential changes in capital structure of the Issuer (including potential changes to the terms of the Convertible Notes), (2) potential corporate transactions involving the Issuer and/or its subsidiaries, or (3) the operations, management, or board structure (including board composition) of the Issuer. In the course of these discussions, the Reporting Persons could consider, propose or suggest actions that could result in, among other things, any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action or the course of action of other shareholders that the Reporting Persons support, if any, (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

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Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons (other than KII) hold 1,117,840 Public Shares, representing approximately 4.97% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 23,606,874 Public Shares deemed outstanding as of June 3, 2024, including (i) 22,495,754 Public Shares outstanding as of June 4, 2024, as set forth in the Issuer’s 8-K filed with the SEC on June 4, 2024, and (ii) 1,111,120 Public Shares issuable upon conversion of the Convertible Notes.

(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 hereof are incorporated herein by reference.

Note Purchase Agreement; Registration Rights

On September 29, 2021, the Issuer entered into the Note Purchase Agreement with Spring Creek and issued to Spring Creek an unsecured convertible note in the original principal amount of $100,000,000 (together with subsequently issued unsecured convertible notes under the Note Purchase Agreement, the “Convertible Notes”) under the Note Purchase Agreement, in a transaction exempt from registration under the Securities Act.

The Convertible Notes mature five years from the date of issuance and accrue interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the Convertible Notes is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Issuer’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%). Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%.

The principal and accrued interest owing under the Convertible Notes may be converted at any time by the holder into Public Shares, at an initial per share price equal to $13.43 (the “Conversion Price”). If the closing price per Public Share on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Issuer may elect to convert the principal and accrued interest owing under the Convertible Notes, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”), into Public Shares at the Conversion Price. The Conversion Price is subject to adjustment upon the occurrence of certain dilutive events such as stock splits and combinations, stock dividends, mergers and spin-offs. As reported in the Issuer’s Current Report on Form 8-K filed on June 4, 2024, on June 3, 2024 the Issuer effected a share consolidation of the Public Shares at a ratio of one post-consolidation Public Share for every eight pre-consolidation Public Shares.

The Issuer may redeem the Convertible Notes at any time by payment of an amount in cash equal to 130% of the principal amount of the Convertible Notes and all accrued interest owing under the Convertible Notes, plus the Make-Whole Amount. Upon a change of control transaction, the Issuer will be required to redeem the Convertible Notes by payment of an amount in cash equal to the outstanding principal amount of the Convertible Notes and all accrued interest owing under the Convertible Notes, plus the Make-Whole Amount.

The Convertible Notes are subject to certain events of default, the occurrence of which would give the holder the right to require the Issuer to redeem the Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Convertible Note and all accrued interest owing under the Convertible Note, plus the Make-Whole Amount. The Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.

In addition, the Issuer granted certain registration rights under the Note Purchase Agreement. The Issuer agreed to file with the SEC within 30 days a registration statement covering the resale of the common shares issued of issuable upon conversion of the Convertible Notes. The Issuer is required to use commercially reasonable efforts to have such registration statement declared effective

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by the SEC as soon as practicable and no later than the earlier of (A) 60 days after the issuance of the Convertible Notes (or 90 days after the issuance of the Convertible Notes if the SEC notifies the Issuer that it will review the registration statement) or (B) 10 business days after the SEC notifies the Issuer in writing that it will not review the registration statement. The Issuer agreed to keep the registration statement (or another shelf registration statement covering the Public Shares issuable upon conversion of the Convertible Notes) effective until the earlier of (x) the third anniversary of the issuance of the Convertible Notes or (y) the date on which the holder of the Convertible Notes ceases to hold any common shares issued or issuable upon conversion of the Convertible Notes. On September 14, 2022, the Issuer filed a Registration Statement on Form F-3 (Registration No. 333-267419), which was declared effective by the Securities and Exchange Commission on September 23, 2022, to register the Public Shares issuable upon conversion of the Convertibles Notes.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Note Purchase Agreement, dated September 29, 2021, by and between Li-Cycle Holdings Corp. and Spring Creek Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Issuer on September 29, 2021).

99.2*	Joinder Agreement, dated May 1, 2022, by and between Li-Cycle Holdings Corp., Spring Creek Capital, LLC, and Wood River Capital, LLC

99.3	Convertible Note, dated September 29, 2021 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on September 29, 2021).

99.4	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024

Spring Creek Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Wood River Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

KIM, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Vice President and Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Companies, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Industries, LLC

By:	/s/ Michael F. Zundel
Name:	Michael F. Zundel
Title:	Assistant Secretary

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Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Spring Creek Capital, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele, G.	Vice President and Secretary
Mwangi, Michael	Treasurer
Zundel, Michael F.	Assistant Secretary
Goering, Ross A.	Manager

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele	Vice President and Secretary
Mwangi, Michael	Treasurer
Michael F. Zundel	Assistant Secretary
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager
Fazio, Raffaele	Secretary
Waggoner, Mark A.	Treasurer
Goering, Ross A.	Manager
May, David J.	Manager

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President
Fazio, Raffaele	Vice President and Secretary
Orr, Matthew J.	Vice President and Manager
Bushman, Randall A.	Vice President and Manager
Currier, Jeffrey T.	Vice President
Mwangi, Michael	Treasurer
May, David J.	Manager

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Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Robertson, David L.	Chief Executive Officer and Manager
Hannan, James B.	President and Chief Operating Officer and Manager
Razook, Bradley J.	Executive Vice President and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Manager
Geoffroy, Raymond F., III	General Counsel and Secretary
Goering, Ross A.	Treasurer
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer
Hannan, James B.	President and Chief Operating Officer and Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer - Resources
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director
Geoffroy, Raymond F., III	Senior Vice President - General Counsel and Secretary

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Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading
Ellender, Philip G.	Vice President - Government and Public Affairs
Dotson, David C.	Vice President - Engineered Solutions
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Corrigan, Sheryl	Vice President - Environmental, Health and Safety
Palmer, Kristi	Controller
Cooley, Jenny	Assistant Secretary
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director

Managers and Executive Officers of Koch Industries, LLC

Name	Position
Razook, Bradley J.	Chairman and Manager
Ramsey, Jeffrey P.	President and Manager
Geoffroy, Raymond F., III	Secretary
Cooley, Jenny	Assistant Secretary
Zundel, Michael F.	Assistant Secretary